SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

Solicitation/ Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

CB BANCSHARES, INC.
(Name of Subject Company)

CB BANCSHARES, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

124785106
(CUSIP Number of Class of Securities)

Dean K. Hirata
CB Bancshares, Inc.
201 Merchant Street
Honolulu, Hawaii 96813
(808) 535-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Fred B. White, III
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares' financial results. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." Forward-looking statements are CB Bancshares' current estimates or expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares' 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

Subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares' Solicitation/Recommendation Statement on Schedule 14D-9 when such document becomes available because it will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Schedule 14D-9 (when available) and other documents filed by CB Bancshares with the SEC at the SEC's internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares at 808-546-8413.

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PRESS RELEASE ISSUED BY CB BANCSHARES: CB BANCSHARES ANNOUNCES THAT SHAREHOLDERS RIGHTS PLAN IS TRIGGERED BY CENTRAL PACIFIC AND ITS SHAREHOLDER GROUP IF ACTION TO CALL SPECIAL MEETING IS VALID

RADIO ADVERTISEMENT BROADCAST BY CB BANCSHARES ON HAWAII LOCAL RADIO STATIONS

NEWSPAPER ADVERTISEMENT PUBLISHED BY CB BANCSHARES IN HAWAII LOCAL PRINT MEDIA

# # #

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PRESS RELEASE ISSUED BY CB BANCSHARES: PRESS RELEASE ISSUED BY CB BANCSHARES: CB BANCSHARES ANNOUNCES THAT SHAREHOLDERS RIGHTS PLAN IS TRIGGERED BY CENTRAL PACIFIC AND ITS SHAREHOLDER GROUP IF ACTION TO CALL SPECIAL MEETING IS VALID

May 28, 2003

FOR IMMEDIATE RELEASE

Contact:  Wayne T. Miyao
  Senior Vice President, City Bank
  Corporate Communications
  Ph: (808) 535-2590
  Email: wmiyao@cb-hi.net
  Website: www.citybankhawaii.com

CB BANCSHARES ANNOUNCES THAT SHAREHOLDERS RIGHTS PLAN IS
TRIGGERED BY CENTRAL PACIFIC AND ITS SHAREHOLDER GROUP IF
ACTION TO CALL SPECIAL MEETING IS VALID

Maintains That Authorizations and Call For June 26 Meeting Are Invalid and
Therefore Shareholder Rights Plan Not Yet Triggered

Central Pacific Can Avoid Triggering Plan by Voiding Request For June 26 Meeting
and Soliciting Authorizations Publicly

HONOLULU, May 28, 2003 – CB Bancshares, Inc. (Nasdaq: CBBI) announced today that its Board of Directors has amended the company's shareholder rights plan to avoid a distribution of the rights as a result of an invalid request by Central Pacific Financial Corp. (NYSE: CPF) for a special meeting. Under the plan as it existed prior to the amendment, a distribution of the rights would have resulted from Central Pacific obtaining authorizations to call a special shareholders meeting from CB Bancshares shareholders owning approximately 27% of the outstanding shares in a non-public solicitation. The amendment to the plan states that Central Pacific will not be deemed to be the beneficial owner of the shares underlying any of these authorizations unless the authorization ultimately is delivered to CB Bancshares for a valid and effective purpose under Hawaii law and CB Bancshares governing documents. Accordingly, under the plan, if Central Pacific's call for a June 26, 2003 shareholder meeting is valid, Central Pacific will have triggered a distribution of the rights.

"Central Pacific, Tontine Financial Partners, The Banc Funds Co. and others, including, we believe, a major investment fund, apparently were unaware or ignored that obtaining shareholder authorizations through a non-public solicitation would trigger the CB Bancshares rights plan if a sufficient number of shares are involved," a spokesman for CB Bancshares stated. "If the rights distribute in such a situation, and if Central Pacific were to acquire over a majority of CB Bancshares outstanding shares, all holders of rights other than Central

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Pacific and the shareholders who authorized Central Pacific to call the special meeting would have the right to acquire shares of CB Bancshares at one-half the market price through exercise of the rights. In addition, if CB Bancshares thereafter merged with Central Pacific, holders of rights would have the right to acquire shares of Central Pacific stock at one-half their market price through exercise of the rights. We doubt that Central Pacific has informed its shareholders and the CB Bancshares shareholders who participated with it about this dilution."

As previously announced, Central Pacific obtained authorizations through a non-public solicitation of institutional shareholders of CB Bancshares who hold in the aggregate in excess of 20% of CB Bancshares outstanding common stock. CB Bancshares rights plan is triggered at a 20% beneficial ownership level. Central Pacific delivered the authorizations to CB Bancshares in an attempt to call a second special meeting of shareholders on June 26, 2003 to vote upon Central Pacific's proposed control share acquisition again. CB Bancshares advised Central Pacific that its purported call for a special meeting is invalid for numerous reasons, but Central Pacific has insisted that its call is valid and that the authorizations it has delivered from shareholders owning close to 30% of CB Bancshares stock are valid and effective for this purpose.

The amendment to the CB Bancshares rights plan provides that Central Pacific will not be deemed to have acquired "beneficial ownership" of the shares covered by any of the authorizations, unless and until such authorization is delivered to CB Bancshares for a valid and effective purpose in accordance with Hawaii law and CB Bancshares governing documents prior to its revocation. So if Central Pacific's use of any authorization not obtained in a public solicitation should prove to be valid, the shares represented by such authorization would be owned by Central Pacific for purposes of the rights plan. Central Pacific could obtain authorizations to call a special meeting from CB Bancshares shareholders owning in excess of 20% of the outstanding shares without triggering a distribution of the rights if the solicitation is conducted publicly in accordance with applicable federal securities laws.

CB Bancshares, Inc. is a bank holding company, which provides a full range of banking products and services for small-and-medium-sized businesses and retail customers through its principal subsidiary, City Bank. City Bank maintains 21 branches on the islands of Oahu, Hawaii, Maui and Kauai.

This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares' financial results. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." Forward-looking statements are CB Bancshares' current estimates or expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares' 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain

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additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

Subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares' Solicitation/Recommendation Statement on Schedule 14D-9 when such document becomes available because it will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Schedule 14D-9 (when available) and other documents filed by CB Bancshares with the SEC at the SEC's internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares at 808-546-8413.

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RADIO ADVERTISEMENT BROADCAST BY CB BANCSHARES ON HAWAII LOCAL RADIO STATIONS

M:	To all CB Bancshares shareholders we say mahalo.

F:	You cast your vote and have sent Central Pacific's Clinton Arnoldus a powerful message.

M:	He called for a special meeting of CB Bancshares' shareholders for a vote under the Hawaii Control Share Acquisitions Statute. Under Hawaii law, he needed over 50% of that vote to proceed with his hostile takeover attempt of City Bank.

F:	Mr. Arnoldus got his vote, and the preliminary results are clear. Central Pacific received just 15% of the shares outstanding, short of the amount he needed and far short of the 75% to complete his hostile takeover.

M:	Among Hawaii registered shareholders, the preliminary results were even more dramatic with 89% of shares voted giving Mr. Arnoldus a resounding NO!

F:	Our directors, customers, employees, and now our shareholders have spoken.

M:	They want Mr. Arnoldus to leave our company alone, we're proud to be City Bank.

F:	Investors should read CB Bancshares' SEC filings at sec.gov.

# # #

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NEWSPAPER ADVERTISEMENT PUBLISHED BY CB BANCSHARES IN HAWAII LOCAL PRINT MEDIA

# CB Bancshares Shareholders:

# MAHALO FOR YOUR SUPPORT!

## CITY BANK SHAREHOLDERS HAVE SPOKEN.

He was granted that meeting, on a date he personally agreed to in advance. His requested meeting was held May 28, 2003. The preliminary results are crystal clear.[1]

Central Pacific received just 15% of the shares outstanding and eligible to vote at the May 28, 2003 meeting. Among Hawaii registered shareholders who voted, 89% gave Mr. Arnoldus a resounding **NO**.

### ARNOLDUS FALLS SHORT

100%
75%
75% required under CPF's hostile exchange offer
50%
50% approval needed to proceed[2]
25%
15% SUPPORT ARNOLDUS POSITION
0%
% OF SHARES OUTSTANDING

### HOW HAWAII VOTED

100%
89% SUPPORT CITY BANK POSITION
75%
50%
25%
2% SUPPORT ARNOLDUS POSITION
0%
% OF ALL SHARES VOTED BY HAWAII REGISTERED SHAREHOLDERS[3]

If Mr. Arnoldus only got 15% how can he possibly reach the 75% approval level required for his hostile takeover? Our Directors have spoken, our Customers have spoken, our Employees have spoken and now our Shareholders have spoken:

**Mr. Arnoldus, leave our company alone.**

CB BANCSHARES, INC.

CITYBANK

A MEMBER OF THE CB BANCSHARES, INC. FAMILY

1. All results from the May 28, 2003 special meeting are based upon preliminary tabulations. Final vote tabulation will be announced by CB Bancshares shortly.
2. Approval required for Central Pacific's proposed control share acquisition at the May 28, 2003 meeting was a majority of voting power of all CB Bancshares shares entitled to vote not beneficially owned by Central Pacific. This threshold was approximately 44% of outstanding shares.
3. Of the total shares voted by Hawaii registered shareholders, approximately 9% abstained.

MEMBER: FDIC

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